May 25, 2016

VIA EDGAR AND FEDERAL EXPRESS

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Ventas, Inc.
Form 10-K for the fiscal year ended December 31, 2015

Filed February 12, 2016

File No. 1-10989

Dear Ms. Monick:

Set forth below are the responses of Ventas, Inc., a Delaware corporation (together with its subsidiaries, the “Company”), to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated May 17, 2016 from you to Robert F. Probst, the Company’s Executive Vice President and Chief Financial Officer, with respect to the above-referenced filing.

For the convenience of the Staff, we have set forth below the Staff’s comment in italics, immediately followed by our response thereto.

Note 13 — Income Taxes, page 116

1. We note your responses to our prior comments 3 and 4. Please clarify for us why the Deductions line item in your valuation allowance rollforward on page 118 does not appear to be reflected in your reconciliation of income tax expense (benefit) on page 117.

The Deductions line item in the valuation allowance rollforward on page 118 is fully reflected in the reconciliation of income tax expense (benefit) on page 117 on various lines as discussed below.

Of the $42.4 million deduction reflected in the table on the bottom of page 118, $39.9 million relates to the reduction of a valuation allowance associated with Ventas, Inc. (the “REIT Parent Company”).  The REIT Parent Company net operating losses (“NOLs”) are included as a deferred tax asset with an offsetting full valuation allowance in the net deferred tax liabilities schedule at the top of page 118.  A full valuation allowance is recorded, since at the beginning of each year, the REIT Parent Company earnings are expected to be fully eliminated by the dividends paid to the REIT Parent Company’s stockholders, making it more likely than not that the NOLs will never be utilized to reduce a tax liability.  The REIT Parent Company’s dividends paid deduction is expected to exceed taxable income in future years, which is consistent with the Company’s historical experience.

As a result, the reduction of the REIT Parent Company NOLs ($39.9 million) and the offsetting reduction of the associated valuation allowance ($39.9 million) are effectively presented on a net basis in the caption “Tax at statutory rate on earnings not subject to federal income taxes” in the table on page 117.  The remaining amount of the deductions of $2.5 million is principally associated with state tax NOLs and the deduction is presented in the caption “State income taxes, net of federal benefit” in the table on page 117.

In future filings, the Company will footnote or disaggregate the Deductions line item in the rollforward of valuation allowances table to allow the reader to reconcile the Deductions line item with the income tax expense (benefit).

We hope that the foregoing has been responsive to the Staff’s comment.  Should any member of the Staff have any questions or comments or wish to discuss further the foregoing responses to your May 17, 2016 letter, please call me at (312) 660-3725.

Very truly yours,

/s/ Robert F. Probst

Robert F. Probst
Executive Vice President and Chief Financial Officer

cc:	Debra A. Cafaro, Chairman and Chief Executive Officer of Ventas, Inc.
T. Richard Riney, Executive Vice President, Chief Administrative Officer, General
Counsel and Ethics and Compliance Officer of Ventas, Inc.